COMPANIES ORDINANCE [NEW VERSION], 5743-1983

MEMORANDUM OF ASSOCIATION

1.	The Company’s Name: Verticon LTD.

2.	The object for which the Company was formed (state the main objects):

(a) The development, manufacture and marketing of software’s.

(b) Any other object on which the Company’s board of directors resolves.

3.	The liability of the members is limited.

4.	The Company’s share capital is NIS 38,100 divided into 3,810,000 ordinary shares of NIS 0.01 n.v. each.

We the undersigned wish to be incorporated as a company pursuant to this memorandum of association, and we each agree to take the number of shares in the Company’s capital recorded alongside our name:

Subscriber’s names (ID no, address, description		No. of shares taken	Signature
1.	Michal Halperin	1	/s/
2.	Erdinast Ben Nathan Trusts Ltd. No. 51-167819-5	1	/s/

Total number of shares taken: 2

The 2nd day of November 1999

Witness to above signatures: /s/

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